   Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

December ___, 2010 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Tom Kluck	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

Re:	American Realty Capital Trust III, Inc. Registration Statement on Form S-11 Filed November 3, 2010 File No. 333-170298

Dear Mr. Kluck:

On behalf of our client, American Realty Capital Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 2, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 3, 2010 (No. 333-170298) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

General

1.
We note in your disclosure that you intend to invest in mortgage, bridge or mezzanine loans or in entities that make investments in real estate.  We further note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.  Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption.  Please note that we will refer your current disclosure and subsequent response to the Division of Investment Management for further review.

December __, 2010

The Company intends to conduct our operations so that the Company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.  The Company intends to conduct its operations so that the Company and most, if not all, of its wholly owned and majority-owned subsidiaries will comply with the 40% test.  In addition, neither the Company nor any of its wholly or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate.  The Company will continuously monitor its holdings on an ongoing basis to determine the compliance of the company and each wholly owned and majority-owned subsidiary with this test.

2.
Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

The Company acknowledges that sales literature that is used in connection with this offering must set forth a balanced presentation as set forth in Item 19.B of Industry Guide 5.  The Company has not yet prepared sales literature for use in connection with this offering.  The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

December __, 2010

3.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company will submit to the Staff for review all pictures, graphics or artwork that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement.

4.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

The Company’s share repurchase program is consistent with the relief previously granted by the Division of Corporate Finance in the aforementioned no action letters.  We note the following with respect to the Company’s share repurchase program: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program in the event that a secondary market for the Company’s common stock develops; stockholders must have held the Company’s common stock for at least one year to participate in the share repurchase program; the Company will purchase shares of its common stock at a price that does not exceed the then current offering price; during the offering and for five years thereafter, the number of shares to be redeemed at any time during a year will not exceed 5% of the number of shares outstanding of the Company; and the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

5.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading and Markets in the class exemptive letter granted Alston & Bird UP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

December __, 2010

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

6.
Please provide us with copies the relevant portions of any study, report, chart or book that you cite or on which you rely.  Please mark the materials to specifically identify the portions that support your disclosure.  Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Highlighted copies of the studies, reports and surveys that are cited in the prospectus will be submitted supplementally to the Staff.  In addition, consents for the parties providing this data will be submitted supplementally to the Staff.  The Company confirms that the industry reports, studies or surveys for which consents have not been provided supplementally to the Staff and on which Company relies were publicly available and not prepared for the Company, and the Company did not compensate the party that prepared these reports or studies.

7.	Please give the full names of all promoters and indicate all positions and offices such promoters now hold or intend to hold with you. Refer to Item 11(d) of Form S-11.

The disclosure has been revised to identify Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Edward M. Weil, Jr. and Brian S. Block, who are each officers and/or members of our board, as our promoters.

8.
Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11.  Note that if you do not propose to engage in a particular activity, a specific statement to that effect should be disclosure in the registration statement.  Refer to Instruction 1 to Item 12 of Form S-11.

December __, 2010

We confirm that the Company’s policies with respect to each activity listed in Item 12 of Form S-11 have been provided.  Please see the section of the prospectus entitled “Investment Strategy, Objectives and Policies.”

9.
We note that you are registering $1,237,500,000 worth of shares of your common stock.  Please confirm to us that you reasonably expect to offer and sell this amount in the next two years.  Refer to Rule 415(a)(2).

We confirm that the Company reasonably expects to sell $1,237,500,000 worth of shares of common stock during the offering period.

Cover Page

10.
Information that is not required by Item 501 of Regulation S-K and Item 1 of Industry Guide 5, or that is not key to an investment decision, is more appropriate in the prospectus summary or the body of the prospectus.  Please revise and limit the cover page to one page.

We have revised the prospectus as requested.

11.	It is not clear how the second bullet point represents a risk factor. Please revise to clarify.

The second bullet point has been deleted from the cover page as requested.

12.
We note that you have listed material risks related to the tax aspects of your offering in your “Risk Factors” section.  Please revise this section to include a brief description of the tax risk factors.  Refer to Item 1.D.i. of Industry Guide 5 for guidance.

The section has been revised as requested.

13.
We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include to cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

December __, 2010

We have revised the prospectus as requested.

Prospectus Summary, page 1

14.
We note that your summary is 21 pages long and currently repeats (in part), verbatim, information that appears in the body of the prospectus.  Please revise to limit this section to a summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure.  Please refer to note 4 to Rule 421 of Regulation C.

We have revised the prospectus as requested.

15.
We note your disclosure on the prospectus cover page that you arc offering your shares on a “reasonable best efforts” basis.  Please revise your disclosure in this section to clarify how a “reasonable best efforts” offering differs from a best efforts offering.  Also, please clarify if you are using “reasonable” on the cover page to indicate that the amount being registered represents what you reasonably expect to offer and sell in the next two years.  Please refer to Rule 415(a)(2) of Regulation C.

The Company has revised its disclosure concerning reasonable best efforts to state that reasonable best efforts means “good faith efforts with reasonable diligence.” The Company believes that the definition of reasonable best efforts is materially the same as that used by many courts in defining the term “best efforts.” See Kenneth A. Adams, “Understanding ‘Best Efforts’ and Its Variants (Including Drafting Recommendations),” 50 Prac. Law. 11, 14 (2004). However, a few cases have suggested that the term “best efforts” could require extraordinary efforts, including the undue expenditure of funds and this has led to widespread usage of the term reasonable best efforts by practitioners. The Company believes that the use of the term reasonable best efforts simply clarifies the meaning by eliminating the possible interpretation of the term best efforts to require extraordinary efforts, rather than changing the generally understood meaning of best efforts. Accordingly, the Company does not believe that any disclosure of the difference between best efforts and reasonable best efforts is required.

A number of other offerings have used the term “reasonable best efforts” in describing the offering, without a disclosure of the difference between a reasonable best efforts offering and a best efforts offering. For other offerings conducted on a “reasonable best efforts” basis, please see, for example: exhibit 10.1 to Form 8-K for Transatlantic Petroleum Ltd., filed on September 28, 2010; exhibit 10.20 to Form S-1/A for International Stem Cell Corp., filed on March 26, 2010; exhibit 10.7 to Form 8-K for Sinocoking Coal & Coke Chemical Industries, Inc., filed on March 15, 2010; exhibit 10.2 to Form 8-K for ZBB Energy Corp., filed on March 8, 2010; exhibit 1.1 to Form S-1 for Antigenics Inc., filed on August 12, 2009; exhibit 10.41 to Form S-1/A for Amaizing Energy Holding Company, LLC, filed on February 12, 2008; and exhibit 2.H to Form N-2/A for Citigroup Alternative Investments Trust, filed on June 2, 2006.

December __, 2010

“What are your investment objectives?,” page 1

16.
We note your statement, “Finance our portfolio opportunistically at a target level of not more than 50% loan-to-value...” (emphasis added).  We further note your statement, “Maximize total returns to our shareholders through a combination of realized appreciation and current income.” Please clarify what each of “opportunistically,” “50% loan-to-value” and “realized appreciation” mean.

Please see below for definitions of each of the terms:

“opportunistically” means taking advantage of opportunities as they arise.

“50% loan-to-value” refers to a loan to value ratio of 50%.  Loan to value ratio is a lending risk assessment ratio that is examined before approving a mortgage and is calculated by dividing the mortgage amount by the appraised value of the property.

“realized appreciation” refers to an increase in the value of an asset that is recognized upon the sale of such asset.

What are your exit strategies?, page 7

17.	Please revise to clarify, if true, that you may continue in perpetuity if your shareholders do not approve your proposed liquidity transactions.

We have revised the disclosure in the prospectus to clarify that the Company may continue in perpetuity if its shareholders do not approve its proposed liquidity transactions.

“Are there any risks involved in buying our shares?,” page 19

18.	Please revise the fifth bullet point to clarify, or include elsewhere in this section, that you may use offering proceeds to pay distributions.

The tenth bullet point has been revised as requested.

December __, 2010

 “What types of reports on my investment and tax information will I receive?,” page 20

19.	Please revise here or the appropriate section to discuss the information to be included in the distribution reports.

Please see page 183 of the prospectus, which discusses the information included in the distribution reports.

Risk Factors, page 22

20.	We note that several risk factor subheadings merely state general facts about your business. By way of example only, we note the following subheadings:

•	“CC&Rs may restrict our ability to operate a property,” page 37; and

•	“Our recovery of an investment in a mortgage, bridge or mezzanine loan that has defaulted may be limited,” page 39.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

We have revised the prospectus as requested.

“You are bound by the majority vote on matters ...,” page 31

21.
This risk factor and the one immediately following it appear to address risks that affect companies across industries.  As such, they appear broad and generic.  Please revise to clarify how the risks are specific to you or revise to remove these risk factors.

We have reviewed the disclosure and (1) have removed the risk factor beginning with “[y]ou are bound by a majority vote on matters…” and (2) have revised the immediately following risk factor beginning with “[i]f you do not agree … ”.

Estimated Use of Proceeds, page 54

22.
We note that you have a particular focus on free-standing, single-tenant retail properties, but that you may also invest in other real estate investments, such as equity or debt interests and bridge loans or mezzanine loans.  Please revise to state the anticipated holdings of each of your targeted assets.  In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

December __, 2010

Subject to the discretion of our board of directors, we will invest 90% of the proceeds in free-standing, single tenant retail properties and the remaining 10% in debt. This will be the case no matter how much we raise in connection with the offering. We have revised the disclosure in the prospectus accordingly.

Market Overview, page 56

23.
We note your statement, “From a geographical standpoint, our target properties...” on page 56.  We further note your statement, “This in turn has made us the landlord of choice...” on page 57.  Finally, we note that you have no operating history.  As such, please revise your disclosure here and in other parts of the prospectus accordingly.

We have revised the prospectus as requested

24.	Please provide the basis for your statement, “We believe the current market will enable us to pay monthly distributions fully covered by MFFO,” on page 59.

The prospectus has been revised to remove the above statement.

Investment Considerations, page 58

25.
Please refer to the bullet points entitled, “investment-Grade Tenants” and “Net Leases.” The disclosure under these bullet points states that “the risk-adjusted returns on [y]our portfolio are superior,” and that the “net leases with [y]our tenants allow [you] to pass through all operating and capital expense items ....” Please revise to clarify that you have not generated any returns and you do not presently have a portfolio of properties.

We have revised the prospectus as requested.

Management, page 60

26.	Please revise to briefly describe the duties of your executive officers and what these officers will actually do for you on a day-to-day basis in these capacities.

The disclosure has been revised to provide that the primary function of the Company’s executive officers is to oversee the advisor, and that the advisor will provide the day-to-day services for, and operations of, the Company. Please be advised that the services to be provided by the advisor are described in the description of the advisor and advisory agreement in the “Management” section of the prospectus.

December __, 2010

Executive Officers and Directors, page 62

27.
Please update the table to include Mr. Kahane’s position as chief operating officer.  Alternatively, please delete such references in his biography and revise his signature block on the signature page as necessary.

The table has been updated as requested.

Management Compensation, page 75

28.
From your disclosure, it appears that you will reimburse your advisor for personnel cost, which will include payments to your named executive officers.  Please revise your disclosure to clarify this.  Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers.  Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

We have revised the disclosure to clarify that the Company will reimburse its advisor for personnel cost, including the salaries and benefits to be paid to its named executive officers and has provided an approximate anticipated amount of reimbursement for compensation, including base salary, bonuses and related benefits, on an annual basis for its executive officers.

The Company does not believe that Item 402 should be deemed to cover compensation by the advisor, since the named executive officers will devote a substantial portion of their time on activities unrelated to the Company. As a result, the overall compensation should not be deemed compensation related for services provided to the Company and need not be disclosed other than as set forth in the prospectus.

29.
Please disclose the limitations applicable to the financing coordination fee.  Also, please tell us why you are not able to estimate the maximum amount payable for this fee based on your maximum leverage policies.

December __, 2010

Footnote 4 in the management compensation table provides the limit on the financing coordination fee.  The Company has also added footnote 4 to the financing coordination fee, and additionally, the Company has estimated the maximum amount payable for this fee based on the Company’s maximum leverage policies.

30.
We note that your board of directors will be responsible for determining if the compensation, as outlined in the Advisory Agreement, paid to your advisor and its affiliates is reasonable.  Please revise to describe actions the board may take if it decides that the compensation is unreasonable.

The prospectus has been revised to clarify that in the event the compensation to the advisor and its affiliates is found to be unreasonable, the board may request that the advisor reduce its fees, terminate the advisory agreement, renegotiate the advisory agreement or retain a new advisor.

Conflicts of Interest, page 87

31.	Please disclose any affiliated programs, such as American Realty Capital Trust II, Inc., that are in direct competition with you for investors or investments.

Subject to the fact that investors in American Realty Capital Trust II, Inc. will be investors who are more concerned with the daily liquidity of investments and that investments are marked to market with NAV, American Realty Capital Trust II, Inc. may be in direct competition with the Company for investors or investments and the disclosure in the prospectus has been revised to reflect so.

Receipt of Fees and Other Compensation by American Realty Capital Advisors III, LLC and Its Affiliates, page 90

32.
Please revise to clearly state that acquisition fees are based on the purchase price of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

We have revised the prospectus as requested.

December __, 2010

33.
You disclose that fees associated with the sale of properties will only be paid after shareholders receive a return of capital and a certain level of returns.  Please clarify if the noted condition applies to sales commissions.

The above condition does not apply to sales commissions, which are based on and deducted from the contract sales price of the property sold.

34.	Please revise to explicitly address the benefits your advisor would receive in pursuing listing over liquidation, such as the subordinated incentive listing fee.

We have revised the prospectus as requested.

Certain Conflict Resolution Procedures, page 90

35.
We note that you will not acquire a property for an amount that exceeds its appraised value.  Please revise to clarify whether the appraisal will be acquired from an independent source, particularly when it relates to a related party transaction.

We have revised the disclosure to clarify that the appraisal will be acquired from an independent source.

36.	Please revise to clarify if your advisor and its affiliates will be able to receive fees from the sale and purchase side of related party transactions approved by your board.

We have revised the disclosure to clarify that the advisor and its affiliates will be able to receive fees from the sale and purchase side of related party transactions approved by the board.

Competition, page 109

37.
We note your disclosure that you have a competitive advantage over most of your competitors due to your organizational structure.  Please explain why you believe this provides an advantage and discuss and expand on the differences in structure between you and your competitors, including other REITs.

We have revised the prospectus to remove the above disclosure.

December __, 2010

Prior Performance Summary, page 114

38.	Please provide a discussion of major adverse business developments or conditions experienced by any prior program, if any. Please refer to Item 8.A.2 of Industry Guide 5 for guidance.

Please note that American Financial Realty Trust (“AFRT”) maintained a slightly higher level of leverage as of December 31, 2006 (the end of the last fiscal year for which Mr. Nicholas S. Schorsch was affiliated with AFRT) than some other REITs in its peer group, i.e., office REITs. As of December 31, 2006, AFRT’s total debt to total real estate investments was approximately 55%. As of June 30, 2007, according to published information provided by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) the debt ratio of all office REITs covered by the NAREIT’s REIT WATCH was approximately 44%. The Company believes that its historical debt ratio, which was slightly higher than that of its peers, is not an adverse business development or condition, and that there have been no major adverse business developments or conditions experienced by AFRT during the period in which Mr. Schorsch was affiliated with the company or any other program or non-program warranting disclosure in the prospectus.

39.	Please tell us the operational differences between the note programs and your proposed operations and why they constitute programs that should be disclosed in this section.

The operational difference between the note programs and the proposed operations is that the note program involved notes with a fixed interest rate and a stated maturity rather than an equity investment. The notes were issued to investors in a private placement by issuers that owned one or more properties net leased to third parties. As a result of the terms, the investment objectives are dissimilar to the Company’s investment objectives.

Since the Company does not have a “public track record” as defined in Industry Guide 5, it has described all prior programs. It is the Company’s understanding that a program in which investments were made by outside investors, even if the investors acquired notes rather than equity interests, is required to be treated as a prior program.

40.	It appears that American Realty Capital, LLC did not raise capital from passive investors. Please advise us how this company is considered a program under Guide 5.

Please note that American Realty Capital, LLC is not a program under Guide 5.  However, American Realty Capital, LLC is discussed in order to demonstrate the sponsor’s experience in investing for its own account.  We have seen other registrants include similar disclosures to show their experience in investing for their own account.

December __, 2010

ARC Growth Partnership, LP, page 118

41.	We note your statement, “As of September 30, 2009, 48 properties were sold, 28 of which were acquired...” Please revise your disclosure to make it as of December 31, 2009 or advise.

The disclosure has been revised as requested.

Distribution Policy and Distributions, page 148

42.	Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor.

The disclosure in the prospectus has been revised to disclose the potential impact on distributions resulting fees and expenses payable to its advisor.  Redemption payments will not impact distributions because they will be paid out of the proceeds from sales of common stock under the Company’s distribution reinvestment plan and not from cash flow.

Appendix A – Prior Performance Tables, page A-1l

43.
We note that you have included disclosure for American Realty Capital Trust in your tables even though the offering has not closed.  Please refer to instruction 1 to Tables I, II, and III and tell us your basis for such inclusion.

The Company has included this disclosure in order to comply with a comment letter previously sent by the Commission addressed to another American Realty Capital sponsored REIT, requesting the company to include this information.

Table I

44.	Please note that the percentages should be based off the amount raised. Please refer to Table I in Appendix II of Industry Guide 5 and revise your disclosure accordingly.

December __, 2010

Please note that the percentages in Table I are calculated from the amount raised.

Item 33. Recent Sale of Unregistered Securities, page II-1

45.
On page 4 of the prospectus we note that you sold 20,000 shares to American Realty Capital Trust III Special Limited Partner, LLC for an aggregate purchase price of $200,000.  Please provide here the disclosure required by Item 701 of Regulation S-K.

We have revised the prospectus as requested.

Exhibits

46.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company intends to submit the remaining exhibits, including the legal and tax opinions, prior to requesting effectiveness of the Registration Statement.  The Company will provide a draft copy of the legal and tax opinions for the Staff’s review.

47.	Please tell us why you are filing the “Form of various agreements. Explain why you arc not able to file final, executed agreements prior to effectiveness of the registration statement.

The Company intends to execute the various agreements concurrently with the closing of this offering. As such the Company is not able to file final, executed agreements prior to effectiveness of the registration statement.

48.
We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1.  Please note that the final executed version of this document must be filed prior to effectiveness.  Please refer to Item 601(b)(3) of Regulation S-K.

The Company intends to file a final, executed version of the Company’s articles of amendment and restatement prior to requesting effectiveness of the Registration Statement.

December __, 2010

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.